
Mail Stop 3561

January 8, 2009

Robert Margolis, Chief Executive Officer
Cherokee, Inc.
6835 Valjean Avenue
Van Nuys, CA 91406

> **Re: Cherokee, Inc.**
> **Form 10-K for fiscal year ended February 2, 2008**
> **Filed April 17, 2008**
> **File No. 000-18640**

Dear Mr. Margolis:

We have reviewed your response and have the following comment. We have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your response, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, Filed on April 17, 2008
Notes to Consolidated Financial Statements, page 36
Summary of Significant Accounting Policies, page 36

1.   We note your response to comment one in our letter dated December 9, 2008. We are not persuaded that your revenue recognition policy is appropriate in recognizing higher royalty revenues at the beginning of a fiscal year while your contractual agreement has royalty rate reductions that will apply as retail sales thresholds are met during the fiscal year. Please tell us your consideration of the fixed or determinable sales price criteria discussed in SAB Topic 13.A.1. Your royalty revenues are dependent not only on retail sales in a particular quarter but also on the cumulative level of retail sales in the same fiscal year, thus the price is

not fixed. Therefore, it appears that it may be more appropriate to recognize revenue using an estimated average annual royalty rate based upon historical evidence if such an amount can be reasonably determined. If you are unable to reliably estimate the royalty rate, the related revenue is not considered determinable and only the minimum royalty should be recognized until an estimate can be determined. Please advise.

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Closing Comments

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

Questions related to accounting issues may be directed to Brian McAllister at (202) 551-3341 or Nasreen Mohammed at (202) 551-3773. All other inquires may be directed to Edwin S. Kim at (202) 551-3297 or me at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: Russell J. Riopelle, CFO
        Fax: (818) 908-9191